[LETTERHEAD OF QUEENSTAKE RESOURCES LTD.]

February 9, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:                Queenstake Resources Ltd.

Form 40-F for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Response Letter Dated January 12, 2007

File No. 001-32368

Ladies and Gentlemen:

This letter from Queenstake Resources Ltd. (the “Company”) is in response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated January 31, 2007, from Ms. Jill Davis, regarding the above-referenced Annual Report on Form 40-F.  For your convenience, the response follows the Comment copied from your letter of January 31, 2007.

Form 40-F for the Year Ended December 31, 2005

Note 23, Differences Between Canadian and United States Generally Accepted Accounting Principles, page 21

Comment (1):

We note your response to comment four of our letter dated December 27, 2006.  You have indicated that warrants were issued in a private placement and meet the criteria for classification as equity rather than debt under U.S. GAAP.  Please tell us whether these securities were issued with registration rights and indicate if liquidated damages will be paid by you in the event that you fail to register the securities in a preset timeframe.  If applicable, please tell us how such liquidated damages are computed.

Response (1):

The Company advises the Staff that none of its securities have been issued with registration rights.

In connection with the above response, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to the comment contained in Ms. Davis’ letter of January 31, 2007.  If you have any questions, please do not hesitate to call the undersigned at (303) 297-1557.

Very truly yours,

Queenstake Resources Ltd.

By:	/s/ Eric H. Edwards
Eric H. Edwards
Vice President, Finance and
Chief Financial Officer

cc:	Ms. Jill Davis
Mr. John Cannarella
Mr. Ken Schuler